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                              August 25, 2020

       Andrew Einhorn
       Chief Financial Officer
       Osmotica Pharmaceuticals plc
       400 Crossing Boulevard
       Bridgewater, NJ 08807

                                                        Re: Osmotica
Pharmaceuticals plc
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed on March 19,
2020
                                                            Form 10-Q for the
quarterly period ended June 30, 2020
                                                            Filed on August 11,
2020
                                                            File number 1-38709

       Dear Mr. Einhorn:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Exhibits 31.1 and 31.2, page 1

   1. Please amend the 10-K to revise paragraph 4 to include reference to the internal controls in the introductory
paragraph and include paragraph 4b pursuant to Item 601(b)(31) of
                                                        Regulation S-K. Include
in the amended 10-K the cover page, explanatory note, signature page and paragraphs 1,
2, 4 and 5 of the Section 302 certifications. Also, please confirm you will revise your
certifications in future interim reports to conform to Item 601(b)(31).
       Note 12. Shareholders' Equity, page 138

   2.                                                   Regarding share-based
compensation:
                                                            the disclosure
states "As of December 31, 2019, there was $2.2 million of total unrecognized
compensation cost related to nonvested options granted under the
 Andrew Einhorn
Osmotica Pharmaceuticals plc
August 25, 2020
Page 2
              Incentive Plans. That cost is expected to be recognized over a weighted-average period of 8.7 years." Please tell us how you determined the 8.7 years and why it is greater than 4 years when vesting appears to be over 4 years as you state on page 138
              that"...effective upon the IPO, the Amended 2016 Plan modified the terms of
              Performance Awards previously issued under the 2016 Plan by converting these awards to time based awards vesting in equal annual installments on the first four anniversaries of the IPO."
                tell us how you determined share-based compensation expense of $4.9 million in
              2019 and $2.0 million in 2018. We note the disclosure states "The weighted-average grant-date fair value of options granted during 2018 under the 2016 Plan was
              $184.69." and 3,015,572 ordinary shares were issuable upon exercise of options issued and outstanding as of December 31, 2018 under the Amended 2016 Plan.
Financial Statements
Note 14. Commitments and Contingencies
Contingent Milestone Payments, page 142

3. You state on page 31 that you you have entered into, and may in the future enter into, agreements that require you to make significant milestone payments. Please disclose the aggregate amount of potential milestone payments and the triggering points of each significant milestone. If material, disclose the minimum royalty payments you may be required to pay as well as any other significant terms in the agreements.
Form 10-Q for the quarterly period ended June 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Six Months ended June 30, 2020 and 2019
Net Product Sales, page 33

4. When discussing changes in net product sales confirm, that in future periodic reports you will separately quantify the effect of prices from the effect of volumes sold.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at ###-##-#### or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameAndrew Einhorn                              Sincerely,
Comapany NameOsmotica Pharmaceuticals plc
August 25, 2020 Page 2                                        Division of
Corporation Finance
FirstName LastName                                            Office of Life
Sciences